UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

04 March 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3 (No. 333-230831) and Registration Statements on Form S−8 (Nos. 333-202772, 333-173246, 333−165870 and 333-90808) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Enclosure: Board Changes

Press Release
Board Changes

CRH plc, the leading building materials business in the world, announces that, as part of the Board's renewal process, Heather Ann McSharry and Lucinda Riches are not seeking re-election at the Annual General Meeting to be held on 29 April 2021 and will, therefore, step down from the Board at the conclusion of that meeting.

As announced on 30 September 2020, Senan Murphy, Group Finance Director, advised the Board of his intention to retire from the Board and as an executive during 2021. Consequently, he is not seeking re-election at the Annual General Meeting and, therefore, will also step down from the Board at the conclusion of that meeting. He will remain as full time Group Finance Director pending the appointment and transition to the role of his successor, the process for which is well advanced.

Commenting on the retirements, Mr. Richie Boucher, Chairman of CRH, said: "On behalf of the Board I would like to thank Heather Ann and Lucinda for their exceptional commitment and service to CRH as non-executive Directors over many years and wish them both every success in the future. Senan has been Group Finance Director since 2016 and has played a pivotal role in the evolution of CRH during that time. He has been an exemplary colleague and we look forward to wishing him well in his future endeavours."

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Tom Holmes	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.77,000 people at c.3,100 operating locations in 30 countries. It is the largest building materials business in North America and in Europe. It also has positions in Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 04 March 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary